

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 15, 2009

Mr. Thomas Maher
Chief Financial Officer
Ethos Environmental, Inc.
6800 Gateway Park Drive
San Diego, CA 92154

      Re: Ethos Environmental, Inc.
               Item 4.01 Form 8-K/A Filed September 8, 2009
               File No. 000-30237
               Response Letter Dated September 8, 2009

Dear Mr. Maher:

      We have completed our review of your filing and response letter and have no further comments at this time.

                    Sincerely,

                    Karl Hiller
                    Branch Chief